Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209098

PROSPECTUS SUPPLEMENT

This prospectus supplement is being provided to U.S. holders of ordinary shares of Delhaize Group NV/SA (referred to in this prospectus supplement as the Delhaize ordinary shares and the holders of such ordinary shares as the Delhaize shareholders) and holders of American Depositary Shares of Delhaize Group NV/SA (referred to in this prospectus supplement as the Delhaize ADSs and the holders of such Delhaize ADSs as the Delhaize ADS holders) to amend and supplement the information included in the prospectus, dated January 29, 2016 (referred to in this prospectus supplement as the prospectus), relating to the ordinary shares of Koninklijke Ahold N.V., also known as Royal Ahold (referred to in this prospectus supplement as Ahold), including ordinary shares of Ahold that will be represented by American Depositary Shares of Ahold, to be issued in the cross-border legal merger of Delhaize Group NV/SA into Ahold (referred to in this prospectus supplement as the merger) to Delhaize shareholders and Delhaize ADS holders in exchange for their Delhaize ordinary shares and Delhaize ADSs, respectively.

This prospectus supplement contains the Explanatory Notes to the Agenda of the Extraordinary General Meeting of Shareholders of Ahold, which form part of the shareholder circular that Ahold has made available to its shareholders on February 1, 2016 in connection with the extraordinary general meeting of shareholders of Ahold to be held on March 14, 2016 and which include additional information relating to the merger, the combined company and other related matters.

This prospectus supplement should be read in conjunction with the prospectus, the annexes to the prospectus and the documents referred to in the prospectus, each of which should be read in its entirety. In particular, you should consider the section entitled “Risk Factors” beginning on page 34 of the prospectus.

Except as otherwise described in this prospectus supplement, the prospectus, the annexes to the prospectus and the documents referred to in the prospectus are not otherwise modified, supplemented or amended. To the extent information in this prospectus supplement differs from, updates or conflicts with the information contained in the prospectus, the information in this prospectus supplement is the more current information.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated February 2, 2016, and is first being mailed to U.S. Delhaize shareholders and Delhaize ADS holders on or about February 5, 2016.

EXPLANATORY NOTES

TO

THE AGENDA OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

1	OPENING

2	MERGER PROPOSAL (VOTING ITEM)

Relevant documents:

•	The Merger Proposal including its schedules and the other documents filed in connection with the Merger.

•	The Ahold Board Report.

•	The triptych including the draft amendment proposals on the Articles of Association in connection with the Merger, including all proposed amendments and explanatory notes.

A copy of each of the abovementioned documents can be obtained on the Company’s website (www.ahold.com).

General explanation

On 24 June 2015, Koninklijke Ahold N.V. (the “Company”) and Delhaize Group NV/SA (“Delhaize”) entered into a merger agreement in respect of a strategic combination of their businesses (the “Merger Agreement”). It is intended that this combination will be achieved by means of a cross-border merger of Delhaize into the Company (the “Merger”). In the Merger, Delhaize will be the disappearing entity and the Company will be the surviving entity (the Company will, when referring to the situation after the Merger has become effective, also be referred to as the “Combined Company”).

The terms and conditions of the Merger are laid down in the common draft terms of cross-border merger dated 18 December 2015 in English, French and Dutch (the “Merger Proposal”). In addition, the Management Board has drawn-up and made available an explanatory statement (toelichting op het fusievoorstel) (the “Ahold Board Report”).

The Company’s reasons for the Merger

The Company’s reasons for the Merger are fully described in the Ahold Board Report, and include the following:

Expected benefits

The expectation is that the business combination will provide a number of strategic opportunities, including the following:

•	strong, trusted local brands in complementary regions that will enable the Combined Company to better compete in its key regions and strengthen its overall market position;

•	the Combined Company’s enhanced scale across its key regions, which will allow for more investment in innovation and help meet evolving customer needs;

•	the Combined Company’s ability to offer an expanded range of high-quality goods and services at competitive prices to better meet customers’ changing needs, including by providing a broader selection of own-brand products and by having a wider range of store formats and online offerings;

•	the Combined Company’s expected strong cash flows, which will provide the Combined Company with an enhanced capability to invest in future growth and deliver attractive returns to its shareholders;

•	the Combined Company’s ability to create stronger workplaces and better opportunities for associates, as well as its capacity to invest more in its communities; and

•	the Combined Company’s ability to capitalize on similar values and the heritage of family entrepreneurship, as well as complementary cultures, neighboring geographies and the impact of combining successful sustainability programs.

Accretion and synergies

The expectation is that, based on the discussions with the Management Board, the Supervisory Board, the Company’s advisors and Delhaize, the Merger will be accretive to earnings in the first full year following the Merger, with anticipated annual run-rate synergies of EUR 500 million to be fully realized in the third year following the Merger, with EUR 350 million in one-time costs required to achieve such synergies (excluding transaction costs).

Key terms

Merger

As a result of the Merger:

•	all the assets and liabilities (vermogen) and legal relationships of Delhaize shall be transferred to the Company under universal succession of title (overgang onder algemene titel) such that the Company will automatically substitute in all the rights and obligations of Delhaize;

•	the holders of shares in the capital of Delhaize shall become shareholders of the Combined Company; and

•	Delhaize shall be dissolved without going into liquidation and shall thus cease to exist.

The Merger will be effective at 00: 00 a.m. Central European Time on the first calendar day after the Closing Date (as defined below) (the “Effective Time”).

Exchange ratio

Pursuant to the Merger Proposal, at the Effective Time the Company shall allot for each issued and outstanding common share without nominal value of Delhaize 4.75 common shares in the share capital of the Company (in the Merger Proposal referred to as: ordinary shares) (such ratio of common shares of the Company allotted for ordinary shares of Delhaize, the “Exchange Ratio”).

Based on the estimated number of shares in the capital of the Company and the capital of Delhaize that will be outstanding immediately prior to the consummation of the Merger, the Company estimates that, upon the consummation of the Merger, the then current holders of shares in the capital of the Company will, directly or indirectly, hold approximately 61% of the outstanding common shares in the capital of the Combined Company and the then former holders of shares in the capital of Delhaize will, directly or indirectly, hold approximately 39% of the outstanding common shares of the Combined Company.

No fractional common shares in the capital of the Company will be allotted. Instead, for entitlements to fractions of common shares in the Company held through book-entry positions, the intermediary of the respective holder will aggregate the fractional entitlements and sell the corresponding common shares in the Company on behalf of the holders who would otherwise be entitled to receive a fractional common share in the Company in the market for cash, and subsequently distribute the net cash proceeds to these holders proportionately to each such holder’s fractional entitlements. The terms and conditions of that sale (including, without limitation, with respect to the timing and method of such sale, the selection of the broker-dealer to execute the sale, the price at which the shares will be sold, the currency of the cash payment and the applicable exchange rate) and, to the extent applicable, any other transaction conducted by the intermediary, will be made in accordance with the contractual arrangements between each such holder and the intermediary.

For entitlements to fractions of common shares in the Company held in registered form, the total number of newly allotted shares to each registered holder will be rounded down to the nearest full number, and the balance will be paid in cash by the Company. This balance will be calculated based on the stock market (closing) quotation of the common shares in the Company on Euronext Amsterdam on the Closing Date, or if the Closing Date is not a trading day on Euronext Amsterdam, the last trading day before the Closing Date, and be payable in euro. We also refer to clauses 3.1 and 4 in the Ahold Board Report for a further explanation.

Composition of the Management Board and the Supervisory Board

The list below sets out the individuals who have been designated to become members of the Management Board of the Combined Company, effective as from the Effective Time:

(i)	Mr. Dick Boer, the current Chief Executive Officer of the Company, as the Chief Executive Officer;

(ii)	Mr. Frans Muller, the current Chief Executive Officer of Delhaize, as the Deputy Chief Executive Officer and Chief Integration Officer;

(iii)	Mr. Jeff Carr, the current Chief Financial Officer of the Company, as the Chief Financial Officer;

(iv)	Mr. Pierre Bouchut, the current Chief Financial Officer of Delhaize, as the Chief Operating Officer Europe;

(v)	Mr. James McCann, the current Chief Operating Officer USA of the Company, as Chief Operating Officer USA; and

(vi)	Mr. Kevin Holt, the current Chief Operating Officer USA of Delhaize, also as Chief Operating Officer USA.

In relation to the proposed appointments of Mr. Muller, Mr. Bouchut and Mr. Holt, reference is made to agenda item 3 and for the proposed re-appointment of Mr. Carr and Mr. McCann to agenda item 6.

Section 10.4.1 (ii) of the Merger Proposal refers to a contemplated severance arrangement for Mr Muller in connection with the Merger. However, such arrangement is not included in his finally agreed service agreement. With the support of Mr Muller, the severance arrangement in his finally agreed service agreement will be in line with the current remuneration policy of the Company and the proposed remuneration policy of the Company (agenda item 8). Therefore, this severance arrangement will not be submitted for approval by the General Meeting of Shareholders.

The list below sets out the individuals who have been designated to become members of the Supervisory Board of the Combined Company, effective as from the Effective Time:

(i)	Mr. Mats Jansson, the current chairman of the board of directors of Delhaize (the “Delhaize Board”), as chairman of the Supervisory Board;

(ii)	Mr. Jan Hommen, the current chairman of the Supervisory Board, as vice-chairman of the Supervisory Board;

(iii)	Mr. Jacques de Vaucleroy, a current member of the Delhaize Board, also as vice-chairman of the Supervisory Board;

(iv)	Mr. Patrick De Maeseneire, a current member of the Delhaize Board, as member of the Supervisory Board;

(v)	Ms. Dominique Leroy, a current member of the Delhaize Board, as member of the Supervisory Board;

(vi)	Mr. Bill McEwan, a current member of the Delhaize Board, as member of the Supervisory Board;

(vii)	Mr. Jack Stahl, a current member of the Delhaize Board, as member of the Supervisory Board;

(viii)	Mr. Johnny Thijs, a current member of the Delhaize Board, as member of the Supervisory Board;

(ix)	Mr. Rob van den Bergh, a current member of the Supervisory Board, as member of the Supervisory Board;

(x)	Ms. Mary Anne Citrino, as member of the Supervisory Board;

(xi)	Mr. René Hooft Graafland, a current member of the Supervisory Board, as member of the Supervisory Board;

(xii)	Mr. Mark McGrath, a current member of the Supervisory Board, as member of the Supervisory Board;

(xiii)	Mr. Ben Noteboom, a current member of the Supervisory Board, as member of the Supervisory Board; and

(xiv)	Ms. Stephanie Shern, a current member of the Supervisory Board, as member of the Supervisory Board.

In relation to the proposed appointments of Mr. Jansson, Mr. De Vaucleroy, Mr. De Maeseneire, Ms. Leroy, Mr. McEwan, Mr. Stahl and Mr. Thijs, reference is made to agenda item 3 and for the proposed appointment of Ms. Citrino and the proposed re-appointment of Mr. McGrath to agenda item 7.

Amendment of the Articles of Association

It is proposed to the General Meeting of Shareholders to amend the Articles of Association, to, amongst others, implement the new governance of the Combined Company following the Merger. Reference is made to agenda item 2.c below.

Procedure

Consummation of the Merger will take place at a date and time to be agreed between the Company and Delhaize after satisfaction or, to the extent permitted by applicable law, waiver of the conditions under the Merger Agreement in accordance with the Merger Agreement (the “Closing Date”). On such date, the civil law notary (notaris) will execute the deed of cross border merger. The conditions under the Merger Agreement include that the Merger shall only be consumed if the General Meeting of Shareholders adopts the proposals under agenda items 2, 3, 6 and 7 of this agenda.

The Merger will be effective at 00:00 a.m. Central European Time on the first calendar day after the day on which the deed of cross border merger is executed.

The proposed amendment of the Articles of Association will become effective at the same moment as the Merger becomes effective.

Post-Merger hive-down

As soon as practically possible after the consummation of the Merger, the Combined Company intends to effect a legal demerger (afsplitsing) (the “Demerger”). The Company will in accordance with Dutch law publish a demerger proposal (splitsingsvoorstel) for the purpose of the Demerger (the “Demerger Proposal”), and a board report on the demerger (toelichting op het splitsingsvoorstel).

The Demerger is the first step of the post-Merger hive-down of the assets and liabilities (vermogen) and legal relationships of (former) Delhaize. The Company seeks to implement the hive-down for the following reasons. First, from a marketing perspective towards customers, associates and franchisees, it would be preferable if the Belgian retail operations of Delhaize would be conducted through a Belgian company, instead of through a Belgian branch of a Dutch company. Second, it is preferred to maintain the Combined Company as a pure holding company, as is the case for the Company today.

As a result of the Demerger, the assets and liabilities (vermogen) and legal relationships of (former) Delhaize will be transferred under universal succession of title (overgang onder algemene titel) to a wholly-owned Dutch subsidiary of the Combined Company which subsidiary, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), will be incorporated at the occasion and by virtue of the Demerger (“Delhaize LeLion/De Leeuw B.V.”). The Management Board intends to resolve to effect the Demerger in accordance with Section 2: 334ff of the Dutch Civil Code, and the Demerger Proposal.

To change the Dutch nationality of Delhaize LeLion/De Leeuw B.V., the Combined Company intends to, following the Demerger, have Delhaize LeLion /De Leeuw B.V.’s seat transferred (zetelverplaatsing) to Belgium through a conversion of Delhaize LeLion/De Leeuw B.V. into a Belgian partnership limited by shares (commanditaire vennootschap op aandelen/société en commandite par actions) (the “Conversion”). After the Conversion, the operations of (former) Delhaize will be conducted through Delhaize LeLion/De Leeuw B.V., a wholly owned Belgian subsidiary of the Combined Company.

The Combined Company will seek to implement the Conversion as soon as practicable after the Demerger. The Conversion is subject to (i) a corporate approval process at the Combined Company and Delhaize LeLion/De Leeuw B.V., and (ii) completion of certain procedural aspects under applicable law. As regards (ii), the management board of Delhaize LeLion/De Leeuw B.V. will, among others, prepare and publish a separate conversion proposal (omzettingsvoorstel) that will be made available in accordance with applicable law. The proposed approval for the Merger of this agenda item shall be deemed to include an approval for the Demerger and the Conversion.

Explanation to the agenda items

2.a	Approval of the Merger Proposal, resolution to merge, share premium reserves and approval for the method of fulfilling Belgian real estate formalities

Merger

The Company and Delhaize intend to create a strategic combination of their businesses by means of a cross-border merger of Delhaize into the Company.

Certain key terms and conditions of the Merger are described above; the full terms and conditions of the Merger are laid down in the Merger Proposal. In addition, the Management Board has drawn-up and made available the Ahold Board Report. The Ahold Board Report sets out, among other things, the Company’s reasons for the Merger.

It is proposed to the General Meeting of Shareholders that the Company merges with Delhaize, in conformity with the Merger Proposal, by means of a cross-border merger in which Delhaize will be the disappearing entity and the Company will be the surviving entity.

Share premium reserves

It is proposed to the General Meeting of Shareholders that on the occasion of the Merger, an amount equal to the sum of the common share nominal share capital, the common shares share premium of the Company, the common share nominal share capital and the common shares share premium of Delhaize, minus the common share nominal share capital of the Combined Company, all amounts determined at Closing and therefore after the proposed capital repayment and reverse stock split by the Company, will be allocated to the share premium reserve A (agioreserve A) of the Combined Company and any remainder of share premium resulting from the Merger to the share premium reserve B (agioreserve B) of the Combined Company, which share premium reserve A (agioreserve A) and share premium reserve B (agioreserve B) shall be introduced in the Articles of Association on the occasion of the Merger (we refer to agenda item 2.c).

The reason for keeping a share premium reserve A and a share premium reserve B is as follows. After the Merger, the Combined Company may make capital repayments to holders of common shares in the Company in accordance with applicable Dutch law. However, it was not clear whether and to what extent such repayment would be treated as a qualifying repayment of capital for Belgian income tax purposes. The Company and Delhaize have therefore opted to obtain a ruling from the Belgian Ruling Commission confirming that capital repayments to holders of common shares in the Company that are effected through a conversion of the share premium into nominal share capital followed by a repayment of that nominal share capital will be considered as a qualifying repayment of capital which is not subject to Belgian income tax. The Belgian Ruling Commission has confirmed this position in its decision of 22 December 2015. In short, the relevant part of the share premium that can be repaid by the Company in this manner will be allocated to share premium reserve A and reflects the fiscal capital of the Company and Delhaize before the Merger.

Approval for method of fulfilling Belgian real estate formalities

It proposed to the General Meeting of Shareholders:

(a)	to approve to perform the Belgian transfer formalities for real property and immovable rights in rem of Delhaize by the execution of several notarial deeds before a Belgian notary to effect these legal formalities, and transcription of those deeds in the records of the competent Belgian mortgage registries; and

(b)	to approve that any member of the Management Board is authorized, acting individually and with the power to grant a power of attorney on behalf of the Company to each of Mr. Jan Ernst de Groot, Ms. Agaath Barents-de Kreuk, Mr. Diederik Bos, and each lawyer of Allen & Overy LLP (Antwerp and/or Brussels offices) acting individually, to sign, jointly with one or more representative(s) to be appointed by the general meeting of Delhaize for that purpose, the notarial deeds referred to under (a), as well as any rectifying notarial deeds regarding any material errors or omissions in any of those deeds.

As a result of the Merger, all assets and liabilities (vermogen) and all legal relationships of Delhaize shall transfer to the Company. As part of such transfer, all of Delhaize’s (rights to) real property and immovable rights in rem will transfer to the Company. Such transfer of real property is subject to additional formalities in Belgium. This resolution is proposed to the General Meeting of Shareholders in order to approve the fulfilment of these formalities in a cost efficient manner.

2.b	Applying the reference provisions of Section 1: 31 subsections 2 and 3 of the Dutch Law Role Employees at European Legal Entities instead of initiating negotiations with a special negotiating body as referred to in Section 2: 333k subsection 12 of the Dutch Civil Code

At the date of this shareholder circular, no employee participation (as described below) exists at the level of the Company or at the level of Delhaize.

Employee participation means the influence of the works council or the employees’ representatives in the affairs of a company by way of:

a)	the right to elect or appoint a number of the members of the company’s supervisory (toezichthoudend) or management body (bestuursorgaan), or

b)	the right to recommend and/or oppose the appointment of some or all of the members of the company’s supervisory (toezichthoudend) or management body (bestuursorgaan).

Due to the fact that, at the date of this shareholder circular no employee participation exists at the level of the merging companies, the corresponding rights rest with the general meeting of shareholders of the Company and Delhaize, respectively.

It is proposed to the General Meeting of Shareholders to preserve such situation by resolving to apply the so-called reference provisions of Section 1: 31, subsections 2 and 3, of the Dutch Law Role Employees at

European Legal Entities (Wet rol werknemers bij Europese rechtspersonen) instead of initiating negotiations with a special negotiating body on the implementation of such employee participation at the level of the Combined Company.

If the general meetings of shareholders of the Company and of Delhaize adopt this proposal to apply the reference provisions, the existing situation with respect to employee participation of the Company will continue to exist after consummation of the Merger.

2.c	Amendment of the Articles of Association to be effected upon the Merger

It is proposed to the General Meeting of Shareholders to amend the Articles of Association to implement the governance of the Combined Company following the Merger and to restructure the share capital of the Company for the Merger. This includes the following amendments:

(i)	the change of the name of the Company into: Koninklijke Ahold Delhaize N.V.;

(ii)	an increase of authorised share capital, to allow for the allotment of new common shares in the capital of the Company on the occasion of the Merger to the then current shareholders of Delhaize. The amounts included in the authorised capital will be determined by the Management Board after the capital repayment and reverse stock split are effected (we refer to agenda item 4), within the limits of a maximum total authorised capital of EUR 45,000,000;

(iii)	changes in connection with the governance of the Combined Company;

(iv)	changes in the reserves of the Company. It is proposed that the Company will keep a share premium reserve A and a share premium reserve B, both to which the holders of common shares are entitled.

This legal name is subject to His Majesty The King of the Netherlands to confirm (bestendigen) the Company’s designation “Koninklijke” (Royal) being honored. A request to extend the designation after the proposed Merger, including the proposed amendments to the Articles of Association, has been sent to His Majesty the King of the Netherlands. In the absence of such confirmation before the Effective Time, it is proposed that the legal name of the Company will change into “Ahold Delhaize N.V.”.

3	PROPOSED APPOINTMENTS OF MEMBERS OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD IN RELATION TO THE MERGER

Management Board

3.a	Proposal to appoint Mr. F. Muller as member of the Management Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. F. Muller as a member of the Management Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of appointment.

Frans Muller (March 30, 1961) is a Dutch national. Frans has been president and chief executive officer of Delhaize Group NV/SA since November 8, 2013.

In 1988, he joined KLM Cargo where he served in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore. Frans joined the German retailer Metro AG in 1997, first as operations director, and then as managing director of its Dutch subsidiary, Makro. In 2002, he served as a board member of Metro Cash & Carry International, and was appointed as regional director for Eastern Europe and Russia. From 2004 to 2005, Mr. Muller served as president Asia Pacific and Russia/Ukraine of Metro Cash & Carry International. In 2005, he was appointed CEO of Metro Group Buying, and in 2006, was appointed to the management board of Metro. In February 2008, he became CEO of Metro Cash & Carry until his departure in March 2013.

Frans is a board member of The Consumer Goods Forum and serves on the board of directors at the Food Marketing Institute, Inc.

Agreed Package for F. Muller (effective as of the Effective Time)
Base Salary	€1.007.325
At target annual cash incentive (as % of base salary)	100%	Max bonus opportunity capped at 150%
Total Target Cash	€2.014.650
At target long-term equity based incentive (as % of base salary)	200%	Max LTI opportunity capped at 160%, resulting overall LTI max of 320%

Other relevant components:

•	No guaranteed bonus

•	No company loans

•	Notice period, 12 months for the Company, 6 months for the incumbent

•	Severance arrangement is one year base salary

•	Appointment subject to shareholder approval and the term of appointment is four years

•	Mr. Muller will participate in the Dutch Ahold pension scheme

•	Mr. Muller will receive a one off recognition incentive award of 150% of base salary, to be granted in performance shares in accordance with the remuneration policy as proposed in agenda item 8

Mr. Muller holds no shares in the Company and 4,500 shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.b	Proposal to appoint Mr. P. Bouchut as member of the Management Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. P. Bouchut as a member of the Management Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of appointment.

Pierre Bouchut (August 22, 1955) is a French national. Pierre has been executive vice president and chief financial officer of Delhaize since March 19, 2012.

Pierre began his career in 1979 with Citibank Paris. He joined Bankers Trust France SA in 1987 to become vice-president Finance. In 1988, he joined McKinsey & Company as a consultant in the Corporate Finance and Integrated Logistics practices. Between 1990 and 2005, Pierre was with Group Casino, where he successively held the positions of chief financial officer, managing director and CEO responsible for both the French and international operations (United States, Poland, the Netherlands, Taiwan, Brazil, Argentina, Colombia and Venezuela). Between 2005 and 2009, Pierre served with Schneider Group as CFO, developing numerous initiatives in the field of structured finance, risk management and external growth. He joined Carrefour in 2009 as chief financial officer and was most recently executive director Growth Markets of Carrefour, overseeing operations in Latin America (Brazil, Colombia and Argentina) and in Turkey, India, Indonesia and Malaysia. He also oversaw Carrefour Personal Financial Services operations worldwide.

Pierre is member of the board of directors of Hammerson PLC.

Agreed Package for P. Bouchut (effective as of the Effective Time)
Base Salary	€641.025
At target annual cash incentive	100%	Max bonus opportunity capped at 150%
(as % of base salary)
Total Target Cash	€1.282.050
At target long-term equity based incentive	150%	Max LTI opportunity capped at 160%,
(as % of base salary)		resulting overall LTI max of 240%

Other relevant components:

•	No guaranteed bonus

•	No company loans

•	Notice period, 12 months for the Company, 6 months for the incumbent

•	Severance arrangement is one year base salary

•	Appointment subject to shareholder approval and the term of appointment is four years

•	Mr. Bouchut will participate in the Belgian pension scheme

•	Mr. Bouchut will receive a one off recognition incentive award of one year base salary, to be granted in performance shares in accordance with the remuneration policy as proposed in agenda item 8

Mr. Bouchut holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.c	Proposal to appoint Mr. K. Holt as member of the Management Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. K. Holt as a member of the Management Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of appointment.

Kevin Holt (November 6, 1958) is a U.S. national. Kevin has been the executive vice president and chief executive officer of Delhaize America since July 7, 2014.

Kevin previously served as president of Retail Operations for Supervalu. During his tenure at SuperValu, the company owned the Albertsons, Jewel-Osco and Save-A-Lot chains and was the third-largest food retailing company in the United States. Prior to Supervalu, Kevin worked for three years with Sears Holding Company and 14 years with Meijer, holding various leadership positions including executive vice president of Retail Operations and senior vice president of Information Technology/Services and Strategic Planning. Before joining the retail industry, Kevin worked for nine years at NCR delivering technology solutions to large and complex organizations.

Agreed Package for K. Holt (effective as of the Effective Time)
Base Salary	$763.125
At target annual cash incentive	100%	Max bonus opportunity capped at 150%
(as % of base salary)
Total Target Cash	$1.526.250
At target long-term equity based incentive	200%	Max LTI opportunity capped at 160%,
(as % of base salary)		resulting overall LTI max of 320%

Other relevant components:

•	No guaranteed bonus

•	No company loans

•	Notice period, 12 months for the Company, 6 months for the incumbent

•	Severance arrangement is one year base salary

•	Appointment subject to shareholder approval and the term of appointment is four years

•	Mr. Holt will participate in the US pension scheme

•	Mr. Holt will receive a one off recognition incentive award of one year base salary, to be granted in performance shares in accordance with the remuneration policy as proposed in agenda item 8

Mr. Holt holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

Supervisory Board

3.d	Proposal to appoint Mr. M. Jansson as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. M. Jansson as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Mats Jansson (December 17, 1951) is a Swedish national. Mats has served as chairman of the Delhaize Board since May 24, 2012, and is a member of its governance and nomination committee.

He began his career with ICA, holding positions of increasing responsibility over a period of more than 20 years and serving as president of ICA Detaljhandel and deputy CEO and chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005, Mats was CEO at Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006, he served as president and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. He was president and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously served as a director of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank.

Mats currently serves as board member of TeliaSonera and member of the remuneration committee and is a member of the JPMorgan European Advisory Council.

The Supervisory Board recommends that Mr. Jansson is appointed as a member of the Supervisory Board in view of his knowledge of Delhaize, his management experience in international businesses, his knowledge and experience of retail and food industry related matters, his understanding of corporate responsibility and his experience in disclosure, communication and marketing related matters.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. Jansson holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.e	Proposal to appoint Mr. J. de Vaucleroy as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. J. de Vaucleroy as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Jacques de Vaucleroy (January 20, 1961) is a Belgian national. Jacques has served on the Delhaize Board since May 26, 2005 and is chairman of its governance and nomination committee.

Jacques has spent most of his career within the ING Group, where he was a member of the executive board of ING Group and CEO of ING Insurance and Investment Management Europe.

Jacques has been a member of the AXA management committee and the CEO of the Northern, Central and Eastern Europe business unit since 2010. From 2011, he also assumed global responsibility for the AXA Group’s Life and Savings and Health businesses. Jacques will step down from his positions at AXA at the end of June 2016.

The Supervisory Board recommends that Mr. De Vaucleroy is appointed as a member of the Supervisory Board in view of his knowledge of Delhaize, his management experience in international businesses, his knowledge and experience of retail related matters, his understanding of corporate responsibility and his experience in finance related matters in international listed companies.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. De Vaucleroy holds no shares in the Company and 164,005 shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.f	Proposal to appoint Mr. P. De Maeseneire as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. P. De Maeseneire as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Patrick De Maeseneire (October 21, 1957) is a Belgian national. Patrick has served on the Delhaize Board since May 28, 2015 and is a member of its audit and finance committee.

Patrick started his professional career in 1980 as a consultant at Arthur Andersen. Between 1980 and 1997, he held executive positions at Wang, Apple Computer, Sun International and the Belgian TV station VTM. Between 1998 and 2002, he held leading positions within the Adecco Group, starting as country manager for the Benelux region before leading the Adecco Group’s worldwide professional staffing business from New York. In 2002, Patrick joined chocolate manufacturer Barry Callebaut AG where he served as chief executive officer until 2009, when he returned to Adecco as CEO. He served as CEO of Adecco from 2009 to 2015.

Since 2015, Patrick has been chief executive officer of Jacobs Holding AG, major shareholder of Barry Callebaut. He is vice chairman of the board of directors of Barry Callebaut.

The Supervisory Board recommends that Mr. De Maeseneire is appointed as a member of the Supervisory Board in view of his knowledge of Delhaize, his management experience in international businesses, his knowledge and experience of food industry related matters, his knowledge and experience of social and employment matters, his understanding of corporate responsibility and his experience in disclosure, communication and marketing related matters.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. De Maeseneire holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.g	Proposal to appoint Ms. D. Leroy as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Ms. D. Leroy as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Dominique Leroy (November 8, 1964) is a Belgian national. Dominique has served on the Delhaize Board since May 28, 2015 and is a member of its governance and nomination committee.

Dominique worked for 24 years at Unilever. She was managing director of Unilever Benelux and member of Unilever’s Benelux management committee. She began working at Belgacom SA as vice president sales for the consumer division in 2011. In 2012, Dominique held the position of executive vice president of the consumer business unit of Belgacom and member of the management committee of Belgacom Group.

Dominique has been chief executive officer of Proximus (formerly: Belgacom) and member of the board of directors of Proximus since 2014. She serves as a board member at Lotus Bakeries.

The Supervisory Board recommends that Ms. Leroy is appointed as a member of the Supervisory Board in view of her knowledge of Delhaize, her management experience in international businesses, her knowledge and experience of retail and food industry related matters, her knowledge and experience of social and employment matters, her understanding of corporate responsibility and her experience in finance, disclosure, communication and marketing related matters.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Ms. Leroy holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.h	Proposal to appoint Mr. W.G. McEwan as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. W.G. McEwan as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Bill McEwan (July 28, 1956) is a Canadian national. Bill has served on the Delhaize Board since May 26, 2011 and is chairman of its remuneration committee.

Between 1989 and 2000, Bill held a variety of progressively senior marketing and merchandising roles with Coca-Cola Limited and Coca-Cola Bottling as well as with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. Bill served as president of A&P’s Canadian operations before his appointment as president and chief executive officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys Inc. He served as president and chief executive officer of Sobeys and member of the board of directors of its parent company, Empire Company Ltd.

Bill is a member of the board of Agrifoods International Cooperative Ltd and Ultima Foods.

The Supervisory Board recommends that Mr. McEwan is appointed as a member of the Supervisory Board in view of his knowledge of Delhaize, his management experience, his knowledge and experience of retail and food industry related matters, his knowledge and experience of social and employment matters, his understanding of corporate responsibility and his experience in disclosure, communication and marketing related matters.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. McEwan holds no shares in the Company and 1,500 shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.i	Proposal to appoint Mr. J.L. Stahl as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. J.L. Stahl as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Jack Stahl (March 27, 1953) is a U.S. national. Jack has served on the Delhaize Board since August 1, 2008 and is chairman of its audit and finance committee.

Jack served in the role of president and chief executive officer of Revlon from 2002 until his retirement in 2006. Prior to joining Revlon, he had a 22-year career as an executive within The Coca-Cola Company culminating in the role of president and chief executive officer. Jack also served as group president of Coca-Cola Americas and chief financial officer. He started his professional career as an auditor at Arthur Andersen & Co. Jack has served on the board of directors of pharmaceutical company Schering-Plough, Sacks Incorporated and Dr Pepper Snapple Group.

Jack currently serves on the boards of directors of Coty Inc., Catalent Inc., Advantage Sales and Marketing LLC and serves as a member of the US board of advisors of CVC Capital Partners Advisory Inc. He is also chairman and a member of the board of directors of The Boys and Girls Clubs of America.

The Supervisory Board recommends that Mr. Stahl is appointed as a member of the Supervisory Board in view of his knowledge of Delhaize, his management experience in international businesses, his knowledge and experience of retail and food industry related matters, his knowledge and experience of social and employment matters, his understanding of corporate responsibility and his experience in finance, disclosure, communication and marketing related matters in international listed companies.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. Stahl holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

3.j	Proposal to appoint Mr. J. Thijs as member of the Supervisory Board (with effect from the Effective Time and conditional upon the Merger having become effective) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. J. Thijs as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Johnny Thijs (May 8, 1952) is a Belgian national. Johnny has served on the Delhaize Board since May 22, 2014 and is a member of its remuneration committee.

Johnny started his career in 1974 at Vanderelst N.V. (Rothmans group) as product and marketing manager for Belgium. In 1981, he was named marketing and sales manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, Johnny moved to Côte d’Or-Jacobs Suchard. Five years later he moved to Interbrew N.V. where he started as executive vice president before becoming chief executive officer for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named chief executive officer of Ter Beke. Johnny joined Belgian Post in 2002 where he served as chief executive officer until the end of February 2014.

Johnny is chairman of the board of directors of Spadel, Betafence and Recticel and a member of the boards of directors of USG People, Ghelamco Invest and H. Essers.

The Supervisory Board recommends that Mr. Thijs is appointed as a member of the Supervisory Board in view of his knowledge of Delhaize, his management experience in international businesses, his knowledge and experience of food industry related matters, his knowledge and experience of social and employment matters, his understanding of corporate responsibility and his experience in marketing related matters.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. Thijs holds no shares in the Company and no shares in Delhaize.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

The Company considers all individuals proposed to be appointed as member of the Supervisory Board in agenda items 3.d up to and including 3.j independent from the Company.

4	PROPOSED CAPITAL REPAYMENT AND REVERSE STOCK SPLIT (VOTING ITEM)

Relevant documents:

•	The triptych including the draft amendment proposals on the Articles of Association in connection with the proposed capital repayment and reverse stock split, including all proposed amendments and explanatory notes.

•	Explanation on the proposed capital repayment and reverse stock split.

A copy of each of the abovementioned documents can be obtained on the Company’s website (www.ahold.com).

General explanation

Key terms

In connection with the proposed Merger, it is proposed to the General Meeting of Shareholders that the capital of the Company will be restructured in order to return in aggregate approximately EUR 1 billion to the holders of common shares. This capital return will take place in three steps, that involve three amendments of the Articles of Association:

(i)	firstly, the nominal value of the common shares will be increased;

(ii)	secondly, the common shares will be consolidated on the basis of a ratio that is determined later in the process after the Extraordinary General Meeting of Shareholders, which will decrease the number of issued common shares with a number equal to the number of common shares in the Company that could have been repurchased for the amount of the capital return of approximately EUR 1 billion; and

(iii)	thirdly, the nominal value of the common shares will be decreased, and a portion (approximately EUR 1 billion) of the difference between the increased and the new (lower) nominal value of the common shares will be repaid to the holders of common shares.

The adjustments in the nominal capital and reverse stock split will ultimately result in a repayment of capital to holders of common shares of approximately EUR 1 billion and a pro rata reduction of the common shares. This reduction will reflect the amount of capital returned relative to the total market value of the outstanding common shares, as determined at a date set by the Management Board. This number of common shares equals the number of common shares that could have been repurchased, if the amount of approximately EUR 1 billion was used for a share buyback program.

Conditions

This transaction is subject to (i) the customary filings with the Trade Register and the two-month creditor objection period as described in Section 2: 100 of the Dutch Civil Code in connection with this capital repayment, and (ii) after the end of the two-month creditor objection period, the Merger being likely to be effected. The Company performed similar capital returns in 2007 and 2014 by executing a capital repayment and a reverse stock split.

Under the provisions of Section 2: 100 of the Dutch Civil Code, objections may be lodged by creditors for a period of two months following the publication of the resolution to reduce the capital with the Trade Register of the Chamber of Commerce. The amendments of the Articles of Association and the capital reduction will be effected only after that period and subject to the conditions that the Merger being likely to be effected and that no objections have been received during that period or, in the event one or more creditors have opposed the capital reduction, after the opposition has been lifted.

The holder of the cumulative preferred financing shares has been requested to approve the proposed capital repayment and reverse stock split before the date of the Extraordinary General Meeting of Shareholders.

Procedure

First amendment of the Articles of Association

The Company proposes to first increase the nominal value of each common share to a nominal value that follows from the consolidation ratio that will be determined by the Management Board using the formula explained below. The increase in nominal value will be paid from the share premium reserve and requires an amendment of the Articles of Association which is proposed under agenda item 4.a.

Explanation: to make it possible to repay the amount of approximately EUR 1 billion to the holders of common shares, the nominal value of the common shares has to be increased first. The nominal value of the common shares is now EUR 0.01 and will be increased to an amount that follows from the formula set out below. This formula takes into account the proportion between the market value of the common shares and the repayment of approximately EUR 1 billion. The Articles of Association contain the nominal value of the common shares and have to be amended to allow for this change and the other changes set out below.

Second amendment of the Articles of Association

Secondly, it is proposed to consolidate such number of common shares into the number of common shares that follows from the consolidation ratio, which will be determined using the formula below and will effectively correct the number of common shares after this transaction. This requires a second amendment of the Articles of Association, which is proposed in agenda item 4.b.

To prevent the total nominal value of the common shares from decreasing as a result of the reverse stock split—which would qualify as a capital reduction, and would require additional implementation steps in the procedure—the Company proposes to choose a nominal value that is divisible by both the denominator and remunerator of the consolidation ratio. This means that the total nominal value of a “package” of common shares in the amount of the numbers of the consolidation ratio, and the total nominal value of all issued common shares, will not change as a result of this amendment (see also the example calculation below).

Explanation: this amendment of the Articles of Association will again change the nominal value of the common shares on the basis of the formula set out below. Moreover, this amendment will change the number of shares that each holder of common shares holds. This consolidation will also be determined on the basis of the formula set out below.

Third amendment of the Articles of Association

Finally, it is proposed to decrease the nominal value of each common share to EUR 0.01. The amount that then becomes available—which amount depends on the consolidation ratio—will be partially, in the amount of approximately EUR 1 billion, repaid to the holders of the common shares and the remainder will be re-added to the share premium reserve. This requires a third amendment of the Articles of Association, which is proposed in agenda item 4.c.

Explanation: this third amendment of the Articles of Association will lower the nominal value of the common shares, back to EUR 0.01. A part of the decreased amount, being approximately EUR 1 billion, will be paid to the holders of common shares. The remaining part will be re-added to the share premium reserve.

Formulas

The consolidation ratio will be used:

(i)	to determine the new nominal value of the common shares after the first and second amendment of the Articles of Association;

(ii)	for the consolidation of the common shares; and

(iii)	for the calculation of the capital repayment per common share.

The following formulas will be used, the variables of which will be determined by the Management Board.

Consolidation ratio

The consolidation ratio will be calculated as follows:

A–B	=	Y
A

A = the market value of the outstanding common shares on a date and time to be determined by the Management Board.

B = the total amount of the repayment of capital to holders of common shares (approximately EUR 1 billion).

Y = the consolidation ratio.

This consolidation ratio shall be determined by the Management Board within the range of 11/12 up and to including 22/23, which could lead to a correction of the quotient of the consolidation ratio.

Nominal value following from the capital increase

The nominal value of the common shares after the first amendment of the Articles of Association depends on the consolidation ratio. The nominal value of the common shares will have to be increased to a level that ensures that the total nominal value of the common shares before the reverse stock split will be the same as the total nominal value of the common shares after the reverse stock split. The nominal value of the common shares will therefore have to be increased to a value that can be divided by both the numerator and denominator of the consolidation ratio. The nominal value of each common share will be in the range of EUR 1.32 to up and including EUR 5.06.

For example, a consolidation ratio of 12 common shares to 11 common shares leads to an increased nominal value of each common share of EUR 1.32, a consolidation ratio of 13 common shares to 12 common shares to EUR 1.56, a consolidation ratio of 14 common shares to 13 common shares to EUR 1.82, a consolidation ratio of 15 common shares to 14 common shares to EUR 2.10, a consolidation ratio of 16 common shares to 15 common shares to EUR 2.40, a consolidation ratio of 17 common shares to 16 common shares to EUR 2.72, a consolidation ratio of 18 common shares to 17 common shares to EUR 3.06, a consolidation ratio of 19 common shares to 18 common shares to EUR 3.42, a consolidation ratio of 20 common shares to 19 common shares to EUR 3.80, a consolidation ratio of 21 common shares to 20 common shares to EUR 4.20, a consolidation ratio of 22 common shares to 21 common shares to EUR 4.62, and a consolidation ratio of 23 common shares to 22 common shares to EUR 5.06.

Nominal value of the common shares after the reverse stock split

The new nominal value of the common shares as a result of the reverse stock split will be determined as follows:

X	=	Z
Y

X = the nominal value of common shares before the reverse stock split (consolidation) of the common shares.

Y = the consolidation ratio.

Z = the nominal value of common shares after consolidation.

The amount Z generated by the formula will, to the extent necessary, be rounded up to the nearest eurocent to avoid formalities of another capital reduction. The additional increase will be paid up from the share premium reserve.

For example, a consolidation ratio of 12 common shares to 11 common shares leads to a new nominal value of each common share of EUR 1.44, a consolidation ratio of 13 common shares to 12 common shares to EUR 1.69, a consolidation ratio of 14 common shares to 13 common shares to EUR 1.96, a consolidation ratio of 15 common shares to 14 common shares to EUR 2.25, a consolidation ratio of 16 common shares to 15 common shares to EUR 2.56, a consolidation ratio of 17 common shares to 16 common shares to EUR 2.89, a consolidation ratio of 18 common shares to 17 common shares to EUR 3.24, a consolidation ratio of 19 common shares to 18 common shares to EUR 3.61, a consolidation ratio of 20 common shares to 19 common shares to EUR 4.00, a consolidation ratio of 21 common shares to 20 common shares to EUR 4.41, a consolidation ratio of 22 common shares to 21 common shares to EUR 4.84, and a consolidation ratio of 23 common shares to 22 common shares to EUR 5.29.

Repayment of capital per common share

Since the repayment per common share will take place after the reverse stock split, the exact repayment per common share depends on the applicable consolidation ratio.

B / D	=	E
Y

B = the aggregate amount of the repayment of capital to the holders of the common shares (approximately EUR 1 billion).

D = the total number of outstanding common shares.

Y = the consolidation ratio.

E = the total amount of repayment of capital per common share after the reverse stock split.

Example

The following example has been added to explain the consolidation ratio and the reverse stock split, in which the following starting points are assumed. This example is meant for illustrative purposes only. The numbers used in this example are purely fictional. The actual numbers are dependent on resolutions of the Management Board, as outlined above.

Total number of issued and outstanding common shares:	800 million

Share price per common share:	EUR 19.95

Total market value of common shares:	EUR 15.96 billion

Nominal value per common share:	EUR 0.01

The total capital repayment to the holders of common shares will be approximately EUR 1 billion. This amounts to approximately 6.27% of the total market value of the outstanding common shares. In that case, the total number of common shares should be decreased by 6.27% by means of the reverse stock split to make sure that the capital reduction is reflected in the number of common shares. Or, in other words, 6.27% of the common shares could have been repurchased, if the amount of approximately EUR 1 billion was used for a share buyback program.

As can be seen in the formula below, this reduction can be achieved by using a consolidation ratio of 16 to 15.

Consolidation ratio

A (EUR 15.96 billion) – B (EUR 1 billion)	≈	Y	(0.937)
A (EUR 15.96 billion)

Nominal value following the increase

The total nominal value of the common shares is not allowed to change as a result of the reversed stock split. The nominal value of a common share after the reverse stock split should therefore be divisible by the numerator and denominator of the consolidation ratio. If a consolidation ratio of 16 to 15 (15/16) is used, the nominal value of the common shares should first be increased to EUR 2.40 and the amount of this increase will be debited from the share premium reserve.

X (EUR 2.40)	=	Z	(EUR 2.56)
Y (≈0.937)

Nominal value following the reverse stock split

After the consolidation from 16 into 15 common shares, the nominal value of a common share will be increased to EUR 2.56. A shareholder, who prior to the reverse stock split held 16 common shares with a nominal value of EUR 2.40 each, will hold 15 common shares with a nominal value of EUR 2.56 each after the reverse stock split. The total nominal value of this shareholder’s common shares (the “package” of common shares) will remain EUR 38.40.

Finally, the nominal value of the common shares will be decreased to EUR 0.01 per common share. This means that, in this example, the nominal value of every common share will be decreased by EUR 2.55. As explained above, a part of this amount will be paid out to the holders of common shares to a total of approximately EUR 1 billion, while the remainder will again be added to the share premium reserve.

It will therefore have to be determined what the total amount of repayment per common share after the reverse stock split will be. The repayment per common share will be calculated using the following formula:

Repayment of capital per common share

B(≈EUR 1 billion)/ D (800 million outstanding Common Shares)	=	E	(≈ EUR 1.33)
Y (≈0.937)

This amount per common share will be rounded in (whole) eurocents.

In this example an amount of EUR 1.33 per common share will be repaid to the holders of common shares and EUR 1.22 per common share will be added to the share premium reserve.

Expected timeline and implementation process

It is proposed that the capital repayment and reverse stock split will be effected prior to the Merger. The relevant Ex Date, Record Date and Payment Date will be communicated by the Management Board.

Shareholders’ interests

For persons holding their common shares through Euroclear Netherlands, banks and brokers will round all positions up or down, depending on the particular contractual arrangement between the bank or broker and the shareholder. As a result, persons whose holding of common shares in Euroclear Netherlands is not divisible in accordance with the denominator of the consolidation ratio (16 in the previous example) will either receive cash or need to pay an additional amount from or to the relevant bank or intermediary.

Shareholdings registered in the Company’s shareholders register will be consolidated and converted into shares with the new nominal value in accordance with consolidation ratio based on the formula described above. Any registered holding of common shares in the Company not exactly divisible in accordance with the consolidation ratio will generate an entitlement to fractional shares that make up one new common share. Fractional shares will entitle the holder of those shares to a fractional dividend but will only entitle the holder to voting rights in combination with other holders of fractional shares, whose fractional shares make up one common share.

Explanation to the agenda items

4.a	Amendment of the Articles of Association (to increase the nominal value of the common shares)

It is proposed to the General Meeting of Shareholders to amend the Articles of Association to, among other things, increase the nominal value of each common share from EUR 0.01 to a value that follows from the consolidation ratio and is determined by the Management Board by determining the market value of all the common shares on a date determined by the Management Board. The new nominal value of the shares will be in the range from EUR 1.32 up to and including EUR 5.06. The increase in nominal value will be paid up from the share premium reserve.

4.b	Amendment of the Articles of Association (to execute the reverse stock split)

It is proposed to the General Meeting of Shareholders to amend the Articles of Association to, among other things, consolidate such a number of common shares, having a nominal value determined in the amendment of the Articles of Association under item 4.a, which will be in the range from EUR 1.32 up to and including EUR 5.06, to an amount of common shares with a nominal value in the range of EUR 1.44 up to and including EUR 5.29, calculated on the basis of the formulas as set out above, which will be determined by the Management Board.

4.c	Amendment of the Articles of Association (to decrease the nominal value of the common shares) including a reduction of capital

It is proposed to the General Meeting of Shareholders to amend the Articles of Association to, among other things, decrease the nominal value of each common share from the amount it was raised to after the reverse stock split proposed in item 4.b back to EUR 0.01, resulting in a capital repayment, to be determined by the Management Board on the basis of the formulas set out above, to the holders of common shares. The difference between the nominal value of the common shares before the reduction and the repayment of capital will be re-added to the share premium reserve.

For the purposes of this agenda item, a vote attached to a common share cast in the Extraordinary General Meeting of Shareholders will be considered as a vote cast in the Extraordinary General Meeting of holders of common shares.

5	PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION IN CONNECTION WITH AN OPTION RIGHT TO STICHTING AHOLD CONTINUÏTEIT (S.A.C.) (VOTING ITEM)

Relevant document:

•	The triptych including the draft amendment proposal on the Articles of Association in connection with an option right to SAC, including all proposed amendments and explanatory notes.

A full version of the draft amendment proposal is available at the offices of the Company in Zaandam and on the Company’s website (www.ahold.com).

It is proposed to the General Meeting of Shareholders to amend the Articles of Association to continue and synchronise the Company’s response device where Stichting Ahold Continuïteit (S.A.C.) (“SAC”) has the right to subscribe for cumulative preferred shares. This amendment is proposed to continue the response device, which has been in place since 2003 to better embed this device in the governance of the Company; and to synchronize the arrangement with the new capital structure (see agenda item 2.c). This proposal enables the Management Board (subject to the approval of the Supervisory Board) to amend and extend the existing option agreement, which lapses in 2018, for a period of five (5) years after 2018.

The objectives of SAC are to look after the interests of the Company and its enterprises and group companies in such a way that the interests of the Company, its shareholders and other stakeholders are safeguarded in the best possible way. SAC seeks to realize its objectives by acquiring and holding cumulative preferred shares in the capital of the Company and by exercising the rights attached to these shares, including the voting rights.

The board of SAC and its members are independent from the Company. If the SAC board considers to acquire cumulative preferred shares or to exercise voting rights on cumulative preferred shares, it will make an independent assessment and, pursuant to Dutch law, it must ensure that its actions are proportional and reasonable. If SAC acquires cumulative preferred shares, it will only hold the cumulative preferred shares for a limited period of time. These principles are in line with Dutch law which only allows response measures that are proportionate, reasonable and limited in time. The statutory exemption for SAC from making a mandatory offer when it would exceed a 30 percent voting threshold is limited to two years. As a matter of Dutch law a response device is limited in time and hence cannot permanently block a take-over of the company concerned, instead, it aims to facilitate an orderly process in which the interests of the continuity of the company, its shareholders and stakeholders are safeguarded in the best way.

The Company believes that this response device is balanced and in the interest of the continuity of the Company and its shareholders and stakeholders. Therefore, the Company wants to continue this device after 2018, when the current option agreement lapses.

By incorporating the right of SAC in the Articles of Association, it is better embedded in the governance of the Company, more transparent and allows the Company to synchronize the arrangements with the new capital structure and the proposed increase of the number of cumulative preferred shares in the authorized capital and the decrease of the nominal value of these shares (see agenda item 2.c). This provision will automatically synchronize the option with any future increases of the number of cumulative preferred shares in the authorized capital (as will be confirmed in the option agreement).

In implementing the rights of SAC, the Company will ensure that the arrangement is transparent. In the event further extension is proposed in the future, such proposal will be submitted again to the General Meeting of Shareholders for approval. Furthermore, if SAC acquires cumulative preferred shares, the Company shall hold a General Meeting of Shareholders within six months to discuss the developments with its shareholders.

To promote transparency, the Company will publish the option agreement as well as the biographies of the members of the board of SAC on the Company’s website www.ahold.com.

If this proposed resolution is adopted, the amendment of the Articles of Association shall take effect as of the Effective Time, unless the Management Board resolves on another date of effectuation.

6	COMPOSITION OF THE MANAGEMENT BOARD

6.a	Proposal to re-appoint Mr. J. Carr (for a new term) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. J. Carr for a new term as a member of the Management Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of re-appointment.

Jeff Carr (September 17, 1961) is a British national. The Company’s shareholders appointed him to the Management Board on April 17, 2012. Jeff joined the Company in November 14, 2011 as acting member of the Management Board and Chief Financial Officer (CFO).

Before joining the Company, Jeff was group finance director and a member of the board at FirstGroup, the leading transport operator in the United Kingdom and North America. From 2005 to 2009, he was group finance director and a member of the board at easyJet. He began his career at Unilever, and held senior roles in finance at Associated British Foods, Reckitt Benckiser and Grand Metropolitan. Jeff has lived and worked in Europe and the United States.

Mr. Carr holds 70,153 shares in the Company and no shares in Delhaize.

6.b	Proposal to re-appoint Mr. J.E. McCann (for a new term) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. J.E. McCann for a new term as a member of the Management Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of re-appointment.

James McCann (October 4, 1969) is a British national. The Company’s shareholders appointed him to the Management Board on April 17, 2012. James had first joined the Company on September 1, 2011, as acting member of the Management Board and Chief Commercial & Development Officer. On February 1, 2013, he became Chief Operating Officer Ahold USA.

Before joining the Company, James was executive director for Carrefour France and a member of Carrefour’s group executive board for one year. During the seven years before that, he held leading roles in various countries for Tesco plc. Prior to that, he worked for Sainsbury’s, Mars and Shell.

James serves on the board of directors at Food Marketing Institute, Inc.

Mr. McCann holds 162,461 shares in the Company and no shares in Delhaize.

7	COMPOSITION OF THE SUPERVISORY BOARD

7.a	Proposal to re-appoint Mr. M.G. McGrath (for a new term) (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Mr. M.G. McGrath for a new term as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the re-appointment.

Mark McGrath (August 10, 1946) is a U.S. national. He was appointed to the Supervisory Board on April 23, 2008, and his term runs until 2016. Mark is a director emeritus of McKinsey & Company. He led the firm’s Americas Consumer Goods Practice from 1998 until 2004, when he retired from the company. Mark is a former director of GATX and Aware, Inc.

He serves on the advisory board of the University of Notre Dame’s Kellogg International Studies Institute. He also serves on the advisory councils of the University of Chicago’s Booth Graduate School of Business and Notre Dame’s Kroc International Peace Studies Institute. Mark is a trustee and serves on the executive committee of the Chicago Symphony Orchestra Association.

The Supervisory Board recommends that Mr. McGrath is appointed for a new term as a member of the Supervisory Board in view of his knowledge of the Company, his management experience in international businesses, his knowledge and experience of retail and food industry related matters, his experience in marketing related matters and the dedication with which he fulfils his role as Vice Chairman of the Supervisory Board, member of the Remuneration Committee and member of the Selection and Appointment Committee.

Mr. McGrath attended all regular meetings of the Supervisory Board in 2015 (number of meetings: 9). He also attended all Remuneration Committee meetings (number of meetings: 5) and all Selection and Appointment Committee meetings (number of meetings: 4).

The proposed re-appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Mr. McGrath holds no shares in the Company and no shares in Delhaize.

7.b	Proposal to appoint Ms. M.A. Citrino (voting item)

In accordance with the Articles of Association, the Supervisory Board proposes to appoint Ms. M.A. Citrino as a member of the Supervisory Board. The proposed appointment is for a term ending on the day of the annual General Meeting of Shareholders to be held in 2020, which is the fourth year after the year of the appointment.

Mary Anne Citrino (April 24, 1959) is a U.S. national. Mary Anne is a former senior managing director in the Blackstone Advisory Partners group. Before joining Blackstone in 2004, she was global head of consumer products investment banking group at Morgan Stanley. Prior to running the consumer products group, Mary Anne was co-head of health care services investment banking at Morgan Stanley.

Mary Anne is a senior advisor to Blackstone, director of Dollar Tree Stores, Inc. and member of its audit committee and nominating and corporate governance committee. She is a director of Health Net, Inc. and member of its compensation committee and finance committee. Mary Anne is also chair of the audit committee and member of the finance, investment and technology committee of Hewlett Packard, Inc. and serves on the advisory council for the Center for Health and Wellbeing at Princeton University.

The Supervisory Board recommends that Ms. Citrino is appointed as a member of the Supervisory Board in view of her financial and management experience in international businesses and her knowledge and experience of retail and food industry related matters.

The proposed appointment is in accordance with best practice III.3.4 of the Dutch Corporate Governance Code and the Articles of Association and takes into account the pursued composition and profile of the Supervisory Board.

Ms. Citrino holds no shares in the Company and no shares in Delhaize.

The Company considers Mr. McGrath and Ms. Citrino independent from the Company.

8	PROPOSAL TO AMEND THE REMUNERATION POLICY OF THE MANAGEMENT BOARD (VOTING ITEM)

It is proposed to the General Meeting of Shareholders that the remuneration policy of the Management Board will be amended in connection with the proposed Merger and that all grants of shares in the Combined Company as set out in the remuneration policy will be approved, up to the maximum amounts that follow from the remuneration policy.

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

The Combined Company’s remuneration policy aims at attracting, motivating and retaining the best qualified talent. The Supervisory Board designed the Combined Company’s remuneration policy to align with the Combined Company’s strategy and to support the pay for performance culture, while aiming at an effective, transparent and simplified policy.

In the development of the Combined Company’s remuneration policy, scenario analyses were carried out with due regard for the risks to which variable remuneration may expose the Combined Company.

The Combined Company’s remuneration philosophy

The basic elements of the Total Direct Compensation provided to Management Board members are (1) a base salary, (2) an annual cash incentive and (3) a long-term equity based program.

The Ahold Delhaize remuneration policy is aligned with the Combined Company’s strategy and supports a strong and aligned performance culture. Accordingly the Total Direct Compensation for the Management Board is structured and more heavily weighted at variable short- and long-term incentives tied to realization of financial and societal performance criteria. These performance criteria are a cornerstone of the strategy for the Combined Company.

The short-term incentive is focused on the key financial metrics of a retail organization: sales growth, operating margin and operating cash flow. Expanding market share, while growing margins and consequently increasing profitability while managing capital spending and expenses prudently to secure strong and sustainable cash flow are the Combined Company’s focus and goal.

The long-term incentive is measured against (i) internal measure on return on capital, (ii) external measure of the Combined Company’s share performance relative to that of its peers (Total Shareholder Return) and (iii) the Combined Company’s contribution to society through sustainability objectives. Performance for long term incentives is measured over a revolving three year period.

The structure of the Combined Company’s remuneration policy aligns the focus of the Management Board with the interests of the Combined Company’s shareholders, the Combined Company’s communities and society at large. Compensation and awards are tied to and dependent on the delivery of the Combined Company’s strategy in a responsible and sustainable way.

Market competitive pay

The competitiveness of the Management Board remuneration is benchmarked annually. The peer group used for this purpose consists of peer companies in Europe and the USA as well as AEX listed companies, and comprises of 18 companies. This labor market peer group reflects the Combined Company’s geographic operating areas and the markets most relevant in relation to the recruitment and retention of top management. In respect of being a Dutch headquartered company, the AEX market practice in the Netherlands is included. The composition (risk profile) of the Total Direct Compensation levels is taken into account when benchmarking base salary levels. The target Total Direct Compensation level is typically around the median, with base salary levels slightly below the median and long term incentives at the higher end of the market to support the pay for performance culture and long term focus.

European Peers	U.S. Peers	AEX
Tesco	Kroger	Unilever
Carrefour	Costco	Philips
Metro	Target	Heineken
Casino Guichard	Walgreens Boots	Randstad
Perrachon	Alliance
J Sainsbury	Best Buy	Akzo Nobel
WM Morisson	Staples	Relx

In anticipation of potential changes to the labor market peer group due to delisting, mergers or other extraordinary circumstances, the Supervisory Board has the discretion to include substitute comparable companies. In general, geographical composition leads replacement determination. For example, if a US based company drops out, it is replaced by a US based company.

Base salary

The level of the base salary of the members of the Management Board is derived from the benchmarking of Total Direct Compensation. Adjustment of the base salary is at the discretion of the Supervisory Board.

Annual cash incentive plan: ExCo Incentive Plan

The Management Board members participate in the Executive Committee (ExCo) Incentive Plan (EIP). The EIP annual cash incentive plan uses three equally weighted financial measures: sales growth (30%), operating margin (30%) and operational cash flow (30%). In addition, personal objectives (10%) are included. The at-target pay-out as a percentage of base salary is 100 percent, contingent on full achievement of the objectives, with a cap at 150 percent of the base salary in case of above target performance.

Long-term Equity-based program: Global Reward Opportunity

The Management Board members participate in the Combined Company long-term incentive program: Global Reward Opportunity (GRO). Under the GRO program, shares are granted through a three-year program. The vesting of these performance shares is subject to performance over a period of three years. The GRO program employs two financial measures: Return on Capital (40%) and Total Shareholder Return (40%). In addition, a non-financial performance measure (20%) is included related to responsible retailing / sustainability targets.

In line with market practice the target value of long term incentives to be granted differentiates per role. For the CEO the target value is 235% of base salary, for the Deputy CEO and US COOs the target value is 200% of base salary, for the CFO the target value is 175% of base salary and for the COO Europe the target value is 150% of base salary.

Linked to RoC

Of the total GRO award, 40% is linked to a three year Return on Capital target. Dependent on performance, the number of shares that eventually vest may range between zero and a maximum of 150% of the number of performance shares granted.

Linked to TSR

For another 40% of the total GRO award, the performance at vesting is measured using TSR (share price growth and dividends paid over the performance period) benchmarked against the TSR performance of a performance peer group comprised of 14 companies. The number of shares that vest depends on the Combined Company’s relative ranking in the peer group. An independent external advisor determines the ranking based on TSR performance. No shares will vest to Management Board members if the Combined Company ranks below the seventh position in the performance peer group. The table below indicates the percentage of performance shares that vests based on the Combined Company’s ranking.

Company Ranking	Shares that will vest as % of originally granted amount
Ranking 1	175%
Ranking 2	150%
Ranking 3	125%
Ranking 4	110%
Ranking 5	100%
Ranking 6	80%
Ranking 7	50%
Ranking 8 until 14	0%

TSR performance peer group
Tesco	Kroger
Carrefour	Costco
Metro	Target
Casino Guichard	Walgreens Boots
Perrachon	Alliance
J Sainsbury	Best Buy
WM Morisson	Staples
Walmart

For relative TSR measurement, the above peer group comes into effect for all rolled-over unvested and yet to-be-granted GRO performance shares.

In anticipation of potential changes to the performance peer group due to delisting, mergers or other extraordinary circumstances, the Supervisory Board has the discretion to include substitute comparable companies.

Linked to Sustainable Retailing

For the remaining 20% of the total GRO award, the performance at vesting is measured using Sustainable Retailing targets. This measure relates to the Combined Company’s Sustainable Retailing strategic ambitions. The targets set under this non-financial performance measure are both qualitative and quantitative. Dependent on performance, the number of shares that eventually vest can range between zero and a maximum of 150% of the number of shares granted.

Shareholding requirements & ownership guidelines

Management Board members must retain the shares awarded under the GRO program for a period of at least five years from the grant date. The sale of a portion of the shares is permissible to finance tax due at the date of vesting. All members of the Management Board are required to hold shares in the Combined Company with a value equal to 150% of their base salary. The holding may be build-up by retaining all after-tax shares from the GRO program and does not require personal share purchases.

Claw-back

A claw-back provision is applicable to the Management Board members’ annual cash incentive plan (EIP), long-term equity incentive program (GRO) as well as the Recognition Incentive Award (as described below).

Pensions and other contract terms

Pension

All existing pension arrangements in the Netherlands have been brought in line with the applicable fiscal pension regulations. The pension plan for Management Board members is identical to that of all other associates of the Combined Company in the Netherlands and is referred to as a defined benefit plan, based on career average salary (at the Company). The (current) retirement age is 67. The pensionable salary is capped at around EUR 100,000 (2015: EUR 96,544). Each Management Board member, working on a Dutch contract, pays a pension premium contribution identical to that of all other associates of the Combined Company in the Netherlands.

In addition Management Board members receive a gross (age dependent) pension allowance and can choose to participate in a Net Pension Arrangement by investing the net (after tax) amount. The Net Pension Arrangement is identical to that of all other associates of the Combined Company in the Netherlands. Participation in this Net Pension Arrangement is voluntarily.

Members of the Management Board working on a non-Dutch contract will be offered pensions in line with local practices.

Loans

The Combined Company does not provide loans or advances to members of the Management Board. Nor does the Combined Company issue guarantees to the benefit of members of the Management Board.

Additional arrangements

In addition to the remuneration of the Management Board members, a number of additional arrangements apply. These include expense allowances, medical insurance and accident insurance, use of company cars and if applicable expatriate allowances, which apply to other senior employees and are in line with market practice in the Netherlands. In addition, third party tax services will be provided to ensure compliance with the relevant legislative requirements.

(Service) Agreements

The term of appointment for all Management Board members is four years. If the Combined Company terminates the (service) agreement of any member of the Management Board, the severance payment is limited to one year’s base salary. The same applies if an initial (service) agreement for four years is not continued in the event the Management Board member is not reappointed. The agreement may be terminated by the Combined Company with a notice period of twelve months and by the Management Board member with a notice period of six months.

Recognition Incentive Award

In addition to the main elements of Total Direct Compensation, a special one-time incentive will be introduced in the context of the unique merger of Ahold and Delhaize. This is not a transaction award to be given as a reward for the closing of the Merger, but an award structured to recognize the realization of the Merger rationale. As this is to be realized in a specific timeframe starting directly after the Merger, a special incentive program has been designed for this purpose. The recognition award applies to a select group of senior management and is also intended to make sure the Combined Company continues to retain top talents in these challenging and changing times. It is important to keep the leadership and talent base of the two companies tied to the Combined Company to allow delivery on the business case of the Merger as outlined at the time of the Merger announcement.

Related to the synergy goals following from the Merger this special one-time incentive will be introduced for the two year period following the Merger. The award of this incentive is dependent on post-Merger performance criteria. The Recognition Incentive Award is subject to the realization of the synergy targets in addition to the achievement of a minimum threshold level of underlying operating performance. Successful integration, achievement of the Merger benefits, delivery of day-to-day customer focus and business performance is key. Members of the Management Board will receive a one-time recognition award equal to one year base salary (for the Deputy CEO 150% of base salary) upon the consummation of the Merger, to be granted in performance shares of the Combined Company at the effective date of the Merger. The vesting of these shares is contingent upon the realization of (business) synergy targets and subject to achieving a defined threshold of underlying operating profit. The performance shares will vest in two instalments of 50% each of the granted shares. The first instalment will vest 12 months after the date of grant. The second instalment will vest 24 months after the date of grant. To underline the retention function of this award, a five year holding period applies from the date of grant (Effective Time).

Transition year 2016

The ExCo Incentive Plan (EIP) for performance year 2016 will be determined pro rata for the period up to the effective date of the Merger and post the effective date of the Merger.

The Global Reward Opportunity (GRO) award in 2016 will be made in the first open period following the effective date of the Merger. This delayed grant date is a one-time exception to the consistent grant policy in order to ensure a grant can be made to all members of the Management Board in 2016 on the same date. This 2016 award will vest on the regular vesting date in 2019, being the day after the Annual General Meeting of Shareholders. Future GRO awards will continue to be made on the regular annual award date, being the day after the Annual General Meeting of Shareholders.

The outstanding performance shares awarded under the Ahold GRO program will roll-over in the Ahold Delhaize’s long-term equity based program (2016 GRO). As a consequence of the Merger the outstanding (non-vested) performance share awards of the Ahold GRO plan are split in two parts. One part, which is related to the full performance years prior to the year of the Merger (2012, 2013, 2014 and 2015), will be assessed against the performance of the Company as a stand-alone company on the basis of the existing performance measures. Based on the performance realized in those years the portion of the award related to those years will be assessed and transformed into restricted shares of the Combined Company. These restricted shares will not be subject to additional performance criteria, but will be subject to the remaining vesting period and continued employment. The other portion, which is related to the performance in the year of the Merger and beyond (2016 and 2017), will be assessed against the financial measures of the Ahold Delhaize long-term equity based plan. The outstanding conditional shares will continue to be subject to the remaining vesting period and continued employment.

Explanation to the proposal to amend the remuneration policy of the Management Board

The proposed remuneration policy, and the related individual Management Board remuneration, is subject to the Merger having become effective and shall take effect as of the Effective Time.

The table below outlines the changes to the policy compared to the current Ahold remuneration policy:

Topic	Ahold	Ahold Delhaize	Explanatory note
Market competitive pay	• Remuneration benchmarked against the same peer group used to benchmark the performance of the Company In addition AEX market practice in the Netherlands is also taken into consideration	• Remuneration benchmarked against peer companies in Europe and the US as well as AEX listed companies	• The labor market peer group reflects the Combined Company’s geographic operating areas and the markets most relevant in relation to recruitment and retention of top management

Base salary	• Annual review by the Supervisory Board	• Annual review by the Supervisory Board	• Proposed increase in line with practice of current policy

Annual cash incentive plan

•  Target amount is 100% of base salary and maximum 150% of base salary

•  Performance metrics 90% financial (Sales Growth; Operating Margin and Operational Cash flow; equally weighted) and 10% non-financial (Responsible Retailing)

•  Target amount is 100% of base salary and maximum 150% of base salary

•  Performance metrics 90% financial (Sales Growth; Operating Margin and Operational Cash flow; equally weighted) and 10% individual

•  Given the nature of the Responsible Retailing / Sustainability measure, this performance metric has transferred into the long term equity program Introduction of an individual performance metric, as part of the performance culture and in line with market practice

Long-term Equity-based program

•  Conditional Shares and Performance shares (RoC and TSR)

•  RoC payout ranges between zero and 150%

•  TSR payout ranges between zero and 175%

•  No shares will vest if the Company ranks below 6th position in peer group of 12 companies

•  Performance Shares only, based on RoC (40%), TSR (40%) and Sustainability (20%)

•  RoC payout ranges between zero and 150%

•  TSR payout ranges between zero and 175%

•  No shares will vest if the Combined Company ranks below 7th position in peer group of 14 companies

•  Sustainability payout ranges between zero and 150%.

•  The weighted average maximum is 160%

• Conditional Shares replaced by Performance shares • Ahold Delhaize TSR peergroup selected based on comparability on business indicators: risk, size and value / growth

All other policy elements and arrangement (such as shareholding requirements, pensions etc.) remain unchanged.

The Total Direct Compensation for individual Management Board members as of the effective date is outlined in the table below:

	Current Ahold						Ahold Delhaize						Change
Amounts in thousands	Base	STI at target		LTI at target		Total Direct	Base	STI at target		LTI at target		Total Direct
CEO	€1.000	100%	€1.000	220%	€2.199	€4.198	€1.017	100%	€1.017	235%	€2.390	€4.424	5,4%
CFO	€666	100%	€666	150%	€1.000	€2.332	€678	100%	€678	175%	€1.187	€2.543	9,0%
COO USA (McCann)	€666	100%	€666	185%	€1.233	€2.565	€678	100%	€678	200%	€1.356	€2.712	5,7%

Deputy CEO							€1.007	100%	€1.007	200%	€2.015	€4.029
COO USA (Holt)							$763	100%	$763	200%	$1.526	$3.053
COO Europe							€641	100%	€641	150%	€962	€2.244

Remuneration outcomes in different performance scenarios

The Ahold Delhaize remuneration policy is aligned with the Combined Company’s strategy and supports a strong and aligned performance culture. Accordingly, the Total Direct Compensation for the Management Board is structured and more heavily weighted at variable short- and long-term incentives tied to realization of financial and societal performance criteria. These performance criteria are a cornerstone of our strategy for the Combined Company going forward.

The structure of the Combined Company’s remuneration policy aligns the focus of the Management Board with the interests of the Combined Company’s shareholders, the Combined Company’s communities and society at large. Compensation and awards are tied to and dependent on the delivery of the Combined Company’s strategy in a responsible and sustainable way.

The Supervisory Board Remuneration Committee considers the level of remuneration that may payout in different performance scenarios to ensure that this is considered appropriate in the context of the performance delivered. The table below shows hypothetical values of the remuneration for individual Management Board members under three assumed performance scenarios:

•	Minimum: No payout of annual cash incentive plan, no vesting under the equity based program

•	On target performance: 100% payout of annual cash incentive plan, 100% vesting under the equity based program (assuming same share price)

•	Maximum performance: 150% payout of annual cash incentive plan, 160% vesting under the equity based program (assuming same share price)

The Company has always set stretched targets. In line with the policy where we pay for performance delivered the Company reduces pay (even to zero) in the incentive programs if the performance is below the set targets. In the table below an overview is given of pay-outs as a percentage of targets in the incentive programs.

	Performance year
Annual cash incentive plan	2011	2012	2013	2014
Payout as % of target	101%	55%	89%	45%

	Year of vesting
Long-term equity-based program	2012	2013	2014	2015
Payout based on TSR performance	110%	110%	130%	90%

Recognition Incentive Award

In addition to the main elements of Total Direct Compensation, it is proposed that a special one-time incentive to be introduced for the two year period following the Merger: The Recognition Incentive. The award of this incentive is subject to post-Merger performance criteria. The Recognition Incentive Award is subject to the realization of the synergy targets in addition to the achievement of a minimum threshold level of underlying operating performance. This is not a transaction award to be given as a reward for the closing of the Merger.

The proposed recognition award is intended to recognize the realization of the Merger rationale. The recognition incentive addresses the additional work needed to secure the results inherent in the business case for the Merger and to make the Merger a success by realizing the identified synergies while at the same time maintaining strong business performance.

The recognition award is also intended to make sure the Combined Company continues to retain top talents in these challenging and changing times. It is important to keep the leadership and talent base of the two companies tied to the Combined Company to allow the Combined Company to deliver on the business case of the Merger as outlined at the time of the Merger announcement.

The recognition award is structured in such a way that in order to arrive at a pay-out a minimum level of profit (taking current profit levels into account) must be realized. If that is the case, the level of the pay-out is related to and dependent on the amount of synergies realized, in line with the synergy targets presented. As this is to be realized in a specific timeframe starting directly after the Merger, it is designed as a special incentive program for this purpose. The Combined Company will be transparent on the synergy targets and will report on the progress made on a regular basis. The Combined Company will also clearly outline the link of the performance realized with the actual pay-out granted on the recognition performance shares. As stated at the announcement of the Merger, the Combined Company expects to realize net synergies in the amount of EUR 500 million on a run rate basis after three years following the closure of the Merger. The majority hereof is to be realized in the first two years. The target for the first 12 months is 40% of total synergies (i.e. EUR 200 million) realized on a run rate basis. The target for the next twelve months is another 40%, totalling 80% of the expected synergies (i.e. EUR 400 million). The last 20% (EUR 100 million) is to be added after 36 months after the closing of the Merger. There is no upside in this award, meaning that an additional realization of synergies will not lead to additional pay-out. The recognition award therewith aligns with the business case made at the time of the announcement of the Merger, is focused on the successful realization of the merger benefits and will be transparent to the Combined Company’s shareholders.

The recognition incentive is awarded in performance shares, which are subject to the five year holding period post grant. Since this is an additional performance to be delivered in the first years post the closing of the Merger, on top of the business as usual, it is proposed to structure this incentive separate from the annual cash incentive and long-term equity based program.

9	PROPOSAL TO AMEND THE REMUNERATION OF THE SUPERVISORY BOARD (VOTING ITEM)

The Supervisory Board remuneration is subject to annual review by the Supervisory Board. The competitiveness of the Supervisory Board remuneration is benchmarked against a peer group. The peer group used for this purpose is the same as the labor market peer group used for the Management Board in the Management Board remuneration policy. It consists of peer companies in Europe and the USA. In respect of being a Dutch listed company, the AEX market practice in the Netherlands is included. As an international company, the Combined Company wants to remain attractive for top leaders from the industry and beyond to continue to have a strong and diverse Supervisory Board. To align with the Combined Company’s size and complexity, it is proposed to the General Meeting of Shareholders to set Supervisory Board remuneration as follows:

Proposed Supervisory Board Remuneration	EUR
Chairman Supervisory Board	220.000
Vice Chairman Presidium	180.000
Vice Chairman non-presidium	125.000
Member Supervisory Board	90.000
Chairman Audit, Finance & Risk Committee	30.000
Member Audit, Finance & Risk Committee	15.000
Chairman Other Committee	20.000
Member Other Committee	12.500
Travel compensation intercontinental per round trip	7.500
Travel compensation continental per round trip	2.500

This proposed resolution is subject to the Merger having become effective and shall take effect as of the Effective Time.

It is our intention to reduce the number of members of the Supervisory Board over time from 14 to approximately 10 members.

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